SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

XcelMobility Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

98400L 103

(CUSIP Number)

Zhixiong Wei

c/o XcelMobility Inc.

2225 East Bayshore Road, Suite 200

Palo Alto, California 94303

(650) 320-1728

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400L 103	Page 2 of 5

1		NAME OF REPORTING PERSONS Zhixiong Wei
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,500,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,500,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.28% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of 20,000,000 shares of Common Stock and 2,500,000 shares of Common Stock issuable upon conversion of 2,500,000 shares of Preferred Stock held by Zhixiong Wei.

(2) Based on 304,117,697 shares of Common Stock outstanding on November 11, 2015 and 5,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Preferred Stock outstanding on November 11, 2015.

CUSIP No. 98400L 103	Page 3 of 5

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of XcelMobility Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Zhixiong Wei (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o XcelMobility Inc., 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303.

(c) The Reporting Person is a director of the Issuer. The address of the Issuer is 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person acquired 20,000,000 shares (the “Shares”) of the Issuer’s Common Stock in exchange for the assets (the “Assets”) of Xinjiang Silvercreek Digital Technology Co., Ltd. (“XSDT”), in connection with the acquisition of the Assets of XSDT by Shenzhen CC Power Corporation, an indirect subsidiary of the Issuer (“CC Power”), pursuant to an Asset Purchase Agreement, dated September 22, 2014 (the “Agreement”), by and among the Issuer and CC Power, on the one hand, and XSDT and the shareholders of XSDT, on the other hand. The Agreement was filed with the Securities and Exchange Commission on October 9, 2014 on a Current Report on Form 8-K.

On December 31, 2015, the Reporting Person acquired 2,500,000 shares (the “Preferred Shares”) of the Issuer’s series A convertible preferred stock, par value $0.001 per share (“Preferred Stock”), from Ronald Edward Strauss (“Strauss”) in a private transaction in connection with Strauss’ resignation as a director of the Issuer and the election of the Reporting Person as a director to fill the vacancy on the board of directors created by the resignation of Strauss.

Item 4.	Purpose of the Transaction

The Reporting Person received the Shares in exchange for the Assets under the Agreement.

The Reporting Person received the Preferred Shares from Strauss in a private transaction in connection with Strauss’ resignation as a director of the Issuer and the election of the Reporting Person as a director to fill the vacancy on the board of directors created by the resignation of Strauss.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 98400L 103	Page 4 of 5

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 22,500,000 shares of Common Stock, which represents approximately 7.28% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and sole power to dispose of 22,500,000 shares of Common Stock, which represent approximately 7.28% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Certificate of Designation dated July 9, 2015, the holders of Preferred Stock are entitled to the number of votes equal to 51% of the total number of votes entitled to be cast on any matters requiring a stockholder vote.

Item 7.	Material to be Filed as Exhibits

None

CUSIP No. 98400L 103	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 5, 2016

/s/ Zhixiong Wei
Zhixiong Wei